Exhibit 99.1

The Metals Royalty Company Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2026 and 2025

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Net Income / (Loss) and

Comprehensive Income / (Loss)
(Expressed in US dollars)

		Three Months Ended September 30,		Nine Months Ended September 30,
	Note	2026	2025	2026	2025
Operating expenses
General and administrative expenses	14	$2,189,258	$2,166,346	$9,472,252	$2,502,988
Share-based compensation expenses	10, 11	7,477,908	—	17,060,169	39,931
Total operating expenses		9,667,166	2,166,346	26,532,421	2,542,919
Operating loss		(9,667,166)	(2,166,346)	(26,532,421)	(2,542,919)
Other expenses / (income)
Finance costs / (income), net	15	7,651,207	(49,312)	7,619,711	(77,089)
Fair value gain on derivative instruments	5, 6, 9	(21,797,381)	—	(21,797,381)	—
Income / (loss) from continuing operations before recovery of income taxes		4,479,008	(2,117,034)	(12,354,751)	(2,465,830)
Recovery of income taxes from continuing operations		—	537,145	—	537,145
Net income / (loss) from continuing operations		4,479,008	(1,579,889)	(12,354,751)	(1,928,685)
Net income from discontinued operations	17	—	318,251	—	731,241
Net income / (loss) and comprehensive income / (loss)		$4,479,008	$(1,261,638)	$(12,354,751)	$(1,197,444)
Net income / (loss) per share
Continuing operations, basic and diluted		$0.07	$(0.04)	$(0.21)	$(0.04)
Discontinued operations, basic and diluted		$—	$0.01	$—	$0.02
Weighted average number of shares outstanding
Basic		64,663,365	43,448,406	57,947,613	43,093,737
Diluted		65,573,115	43,448,406	57,947,613	43,093,737

See accompanying notes to the consolidated financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Financial Position
(Expressed in US dollars)

	Note	September 30, 2026	December 31, 2025
Assets
Current assets:
Cash		$10,623,939	$18,366,604
Accounts receivable		—	235,230
Prepaid expenses		1,163,506	198,164
Related party receivable	13	—	53,500
Total current assets		11,787,445	18,853,498
Non-current assets:
Computer equipment		26,261	13,565
Derivative asset	5, 6	40,050,000	—
Royalty and streaming interests	5	245,489,609	14,081,250
Total assets		$297,353,315	$32,948,313
Liabilities
Current liabilities:
Accounts payable and accrued liabilities		$2,024,730	$1,762,773
Contingent consideration	5	9,746,000	—
Derivative liabilities	9	29,553,863	—
Total current liabilities		41,324,593	1,762,773
Term loan facility	7	22,859,418	—
Convertible notes	8	74,130,292
Total liabilities		138,314,303	1,762,773
Shareholders’ Equity
Share capital	10	171,763,520	35,471,363
Contributed surplus		4,597,593	681,527
Accumulated deficit		(17,322,101)	(4,967,350)
Total shareholders’ equity		159,039,012	31,185,540
Total liabilities and shareholders’ equity		$297,353,315	$32,948,313

See accompanying notes to the consolidated financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Cash Flows
(Expressed in US dollars)

		Nine months ended
	Note	September 30, 2026	September 30, 2025
Cash flows from / (used in) operating activities:
Net loss		$(12,354,751)	$(1,197,444)
Less: Net income from discontinued operations		—	(731,241)
Net loss from continuing operations		(12,354,751)	(1,928,685)
Adjustments to reconcile net loss to net cash from / (used in) operating activities:
Fair value gain on derivative instruments		(21,797,381)	—
Finance costs / (income), net	15	7,619,711	(77,089)
Share-based compensation	10, 11	17,060,169	39,931
Depreciation		3,551	—
Changes in operating assets and liabilities:
Accounts payable and accrued liabilities		261,957	1,424,430
Deferred tax assets		—	(537,145)
Other operating assets and liabilities		(676,612)	(180,173)
Interest paid		(981,145)	—
Interest received		598,854	77,089
Cash flows used in operating activities – continuing operations		(10,265,647)	(1,181,642)
Cash flows from operating activities – discontinued operations		—	903,274
Cash flows used in operating activities		(10,265,647)	(278,368)
Cash flows used in investing activities:
Acquisition of royalty interest	5	(230,986,885)	—
Purchase of computer equipment		(16,247)	—
Cash flows used in investing activities – continuing operations		(231,003,132)	—
Cash flows used in investing activities		(231,003,132)	—
Cash flows from / (used in) financing activities:
Proceeds from equity raise, net of expenses	10	74,282,728	10,599,161
Proceeds from subscription receipts converted to common shares, net of expenses	10	15,501,773	—
Proceeds from debt financing, net of expenses	7, 8	192,845,164	—
Repayment of debt	7	(48,776,630)	—
Return of capital		—	(1,072,837)
Withholding taxes paid on settlement of equity awards		(326,921)	—
Cash flows from financing activities – continuing operations		233,526,114	9,526,324
Cash flows from financing activities		233,526,114	9,526,324
Change in cash for the period		(7,742,665)	9,247,956
Cash at beginning of the period		18,366,604	1,395,234
Cash at end of the period		$10,623,939	$10,643,190

See accompanying notes to the consolidated financial statements

The Metals Royalty Company Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in US dollars)

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2026		50,926,632	$35,471,363	$681,527	$(4,967,350)	$31,185,540
Issuance of shares on equity raise, net of expenses	5, 10	6,164,141	74,282,728	—	—	74,282,728
Issuance of shares related to royalty acquisition, net of expenses	5, 10	4,942,002	33,690,474	—	—	33,690,474
Issuance of shares upon conversion of subscription receipts, net of expenses	10	3,134,481	15,501,773	—	—	15,501,773
Issuance of shares to director and consultants	10	2,066,068	11,455,000	—	—	11,455,000
Issuance of shares to Yorkville	10	77,889	1,000,000	—	—	1,000,000
Settlement of PSUs	10, 11	139,664	362,182	(689,103)	—	(326,921)
Share-based compensation	11	—	—	4,605,169	—	4,605,169
Comprehensive loss		—	—	—	(12,354,751)	(12,354,751)
Balance, September 30, 2026		67,450,877	$171,763,520	$4,597,593	$(17,322,101)	$159,039,012

	Note	Number of shares	Share capital	Contributed surplus	Accumulated deficit	Total shareholders’ equity
Balance, January 1, 2025		42,913,463	$26,046,222	$1,435,216	$(6,082,701)	$21,398,737
Issuance of shares on equity raise, net of expenses		2,139,770	10,599,161	—	—	10,599,161
Return of capital		—	(1,072,837)	—	—	(1,072,837)
Share-based compensation	11	—	—	39,931	—	39,931
Comprehensive loss		—	—	—	(1,197,444)	(1,197,444)
Balance, September 30, 2025		45,053,233	$35,572,546	$1,475,147	$(7,280,145)	$29,767,548

See accompanying notes to the consolidated financial statements

The Metals Royalty Company Inc.
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
For the Three and Nine Months Ended September 30, 2026 and 2025

1.	Organization of the corporation

The Metals Royalty Company Inc. (the “Company”), was incorporated in British Columbia effective October 27, 2022. The Company’s registered office is located at 3500 – 1133 Melville St., Vancouver, BC V6E 4E5. In September 2025, the Company changed its name from Low Carbon Royalties Inc. to The Metals Royalty Company Inc.

The primary business of the Company is to receive royalty revenue from natural resource properties as reserves are produced by operators over the economic life of the properties. The Company is focused on the acquisition and management of critical metals and mineral royalties, streams and other similar interests. The Company is focused on providing capital to support mineral security and independence in North America in support of accelerating domestic industry growth, including energy, defense and reindustrialization. The Company aims to focus on capital development opportunities encompassing all aspects of the critical metals and minerals value chain.

On April 8, 2026, the Company completed its direct listing on the Nasdaq Capital Market (“Nasdaq”), and its common shares commenced trading on Nasdaq under the ticker symbol “TMCR”.

Spin-Out

On August 19, 2025, the Company’s Board of Directors approved the spin-out of the Company’s Oil and Gas business, which primarily consists of royalty interests. On August 29, 2025, the Company formed 1554997 B.C. Ltd., a new wholly owned subsidiary which was utilized to execute the spin-out of the Oil and Gas business. On September 11, 2025, the Company entered into an assignment and assumption agreement with 1554997 B.C. Ltd (the “Contribution Agreement”), to contribute the Company’s royalty interests in the Maria Conchita Block and SN-9 Block, in Colombia, to such subsidiary in anticipation of distributing the shares of such subsidiary to the Company’s existing shareholders as a return of capital (the “Spin-Out”). The Contribution Agreement was amended on December 18, 2025. The Spin-Out was consummated on December 18, 2025, and the Company no longer has any interest in the Oil and Gas business, and 1554997 B.C. Ltd. ceased to be a subsidiary of the Company.

The Company met the criteria for classifying the Oil and Gas business as a discontinued operation as of September 30, 2025. Accordingly, unless otherwise indicated, the statements of loss and comprehensive loss and statements of cash flows have been adjusted for all periods presented. The statements of financial position and statements of changes in shareholders’ equity have not been adjusted. See Note 17 for further information.

2.	Basis of preparation

The unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) under IFRS Accounting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and apply the same material accounting policy information and application as disclosed in the annual financial statements for the year ended December 31, 2025. They do not include all of the information and disclosures required by IFRS in the annual financial statements. For further information, see the Company’s annual financial statements including the notes thereto for the year ended December 31, 2025. The Company has prepared these financial statements on the basis that it will continue to operate as a going concern.

The financial statements were approved and authorized by the Company’s Board of Directors on November 9, 2026.

(a)	Basis of measurement:

The financial statements have been prepared on the historical cost basis except for share-based payment transactions, and financial instruments that have been measured at fair value.

(b)	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries: TMCR Operations Inc., TMCR USA Holdings Inc., and TMCR USA Operations Inc. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. Balances, transactions, income and expenses between the Company and its subsidiaries are eliminated on consolidation.

(c)	Functional and presentation currency:

These financial statements are presented in US dollars, which is the functional currency of the Company and its subsidiaries.

(d)	Foreign currency transactions and balances:

Foreign currency transactions are measured into the functional currency of the Company and its subsidiaries, using the exchange rate prevailing at the date of the transaction (spot exchange rates). Foreign exchange gains and losses resulting from the settlement of such transactions and the re-measurement of monetary items at the date of the statements of financial position are recognized in net income / (loss). Non-monetary items are not re-measured and are recorded at historical exchange rates.

(e)	New and amended standards and interpretations

On January 1, 2026, the Company adopted the amendments to IFRS 9 and IFRS 7. These amendments clarify the date of recognition and derecognition of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments also added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. These amendments did not have a material impact on the Company’s financial statements.

3.	Use of judgments, estimates and assumptions

The preparation of the Company’s unaudited condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Therefore, actual results may differ from these estimates and assumptions.

In particular, the areas which require management to make significant judgments, estimates and assumptions in determining carrying values were the same as those applied to the Company’s financial statements for the year ended December 31, 2025, except as described below.

(a)	Valuation of the Mesabi revenue floor embedded derivative

The Mesabi Royalty Transaction and the Additional Purchased Royalty (note 5), as defined below, entitle the Company to a royalty calculated as the greater of (i) a stated percentage of the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price and (ii) a fixed minimum price per metric tonne of production (the revenue floor). The Company has determined that the revenue floor is not closely related to the economic characteristics of the host contract and that a stand-alone instrument with the same terms as the revenue floor would meet the definition of a derivative. Because the host contract is not measured at fair value through profit or loss (“FVTPL”), the revenue floor is separated from the host contract and accounted for as a stand-alone derivative asset recognized at FVTPL.

The fair value of the Mesabi revenue floor is calculated using a Monte Carlo Simulation, and is subject to significant estimates including the forecast pellet prices, expected annual production volumes, the volatility of the index price, and the discount rate applied. A reasonably possible change in these assumptions could result in a material change to the carrying amount of the derivative asset in future periods.

(b)	Valuation of the conversion feature of the convertible notes

Estimates were used in determining the fair value of the conversion feature of the convertible notes (note 8). The Company used judgment in concluding that the convertible notes are hybrid financing instruments as a result of the embedded derivative liability that is the equity conversion with issuer settlement options. The fair value of the convertible notes is calculated using a binomial lattice model and is subject to various estimates including future cash flows, discount rates, credit spreads and volatility. A reasonably possible change in these assumptions could result in a material change to the carrying amount in future periods.

(c)	Valuation of the contingent consideration

Estimates were used in determining the fair value of the contingent consideration (note 5). The fair value of the contingent consideration is calculated using a Monte Carlo Simulation and is subject to estimates related to the simulated future stock price, dividend yield, discount rate and volatility. A reasonably possible change in these assumptions could result in a material change to the carrying amount of the derivatives in future periods.

4.	Recent accounting pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2026, with earlier application permitted.

IFRS 18 — Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim consolidated financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

5.	Royalty and streaming interests

	Royalty and Streaming Interests
	Oil and Gas	Metals and Minerals	Total
Cost
As of January 1, 2025	$6,576,211	$14,081,250	$20,657,461
Reclassification to held for sale	(6,576,211)	—	(6,576,211)
As of December 31, 2025	—	14,081,250	14,081,250
Additions	—	231,408,359	231,408,359
As of September 30, 2026	$—	$245,489,609	$245,489,609
Accumulated depletion and impairment
As of January 1, 2025	$(848,919)	$—	$(848,919)
Depletion	(156,908)	—	(156,908)
Reclassification to held for sale	1,005,827	—	1,005,827
As of December 31, 2025	—	—	—
As of September 30, 2026	$—	$—	$—
Carrying value as of December 31, 2025	$—	$14,081,250	$14,081,250
Carrying value as of September 30, 2026	$—	$245,489,609	$245,489,609

On May 6, 2026, the Company entered into a royalty purchase agreement (as amended on June 1, 2026 and August 24, 2026) (the “Royalty Purchase Agreement”) with Ironclad Royalties LLC and Mesabi Investments (USA) LLC (collectively, “Mesabi”) to acquire an indexed gross production revenue royalty (with a revenue floor) on direct reduction-grade (“DR-Grade”) iron ore pellets produced from Mesabi Metallics Company LLC’s iron ore project (the “Mesabi Property”) located in Nashwauk, Minnesota (the “Mesabi Royalty Transaction”). The total purchase price was $132.5 million, comprising $125.0 million in cash and $7.5 million in common shares of the Company at $13.00 per common share (note 10). The Company had an option to purchase an additional 1.0% royalty (the “Additional Purchased Royalty”).

On June 1, 2026, the Company completed the Mesabi Royalty Transaction. The $125.0 million cash portion of the consideration for the Mesabi Royalty Transaction was funded by net proceeds from the issuance of shares in a private placement (note 10) and the initial drawdown under the senior secured credit facility (note 7(a)).

On May 29, 2026, the Company exercised its option to acquire the Additional Purchased Royalty pursuant to the Royalty Purchase Agreement. On August 24, 2026, the Company purchased an additional 1.0% royalty. The initial consideration paid was $131.2 million, comprising $105.0 million in cash and 4,365,079 common shares of the Company (the “Consideration Shares”) valued at $26.2 million. Although the Consideration Shares have a reference price of $6.30 per common share in the contractual agreement, under IFRS, the shares were recorded based on the August 24, 2026 closing price of $6.00 per common share.

The Mesabi royalty is an indexed gross production revenue royalty (with a revenue floor) on DR Grade iron ore pellets, calculated by reference to the Platts Direct Reduction Pellet 67.5% Fe FOB Brazil index price (the “Mesabi Royalty”). Indexed gross production revenue royalties are based on the volume of a defined product produced, applied at a percentage rate to a published commodity price index (typically with a contractual floor, and in some cases, ceiling). Following the acquisition of the Additional Purchased Royalty, the Mesabi Royalty entitles the Company to a base royalty rate of 2.0% of gross revenue from the annual production of DR-Grade iron ore pellets from the Mesabi Property, subject to a floor of $3.00 per metric tonne, up to 8.5 million tonnes per annum (“Mtpa”). Once annual production in any calendar year exceeds 8.5 Mtpa, gross revenue from such overage is subject to a separate royalty of 0.50%, subject to a floor of $0.75 per metric tonne. Following cumulative production of 170 million tonnes, the base and overage royalty would step down to 0.50% on production up to 8.5 Mtpa, subject to a floor of $0.75 per metric tonne, and 0.125% on production above 8.5 Mtpa, subject to a floor of $0.1875 per metric tonne.

The Company has determined that the revenue floor in the Mesabi Royalty Transaction and the Additional Purchased Royalty is not closely related to the economic characteristics of the host contract and that a stand-alone instrument with the same terms as the revenue floor would meet the definition of a derivative. In addition, because the host contract is not measured at FVTPL, the embedded derivative must be separated from the intangible asset and accounted for as a stand-alone derivative asset at FVTPL on initial recognition and subsequently remeasured at fair value. As a result, the initial consideration of $263.7 million for the Mesabi Royalty Transaction and the Additional Purchased Royalty was allocated between the embedded derivative, recognized at a fair value of $38.6 million at inception, and the intangible asset, recognized at cost as the residual amount of $225.1 million. Costs directly attributable to the acquisition of $1.0 million were capitalized to the intangible asset and are not attributed to the embedded derivative. The Company estimated the fair value of the revenue floor embedded derivative using a Monte Carlo Simulation with the following assumptions at inception: starting pellet price of $132/dmt, total production of 160 million dmt, and remaining term of 23.5 years.

The Company may issue additional common shares as contingent consideration for the Additional Purchased Royalty. The number of common shares to be issued as contingent consideration will be determined by multiplying the Consideration Shares by the difference between $6.00 and the five-day volume weighted average trading price on August 24, 2027, 12 months following the issuance of the Consideration Shares, and divided by such five-day volume weighted average trading price. The contingent consideration is recorded as an additional cost of the intangible asset, with a corresponding contingent consideration liability. The contingent consideration liability is accounted for as a financial liability measured at FVTPL, where subsequent changes in fair value are recognized in net income / (loss). On August 24, 2026, the Company capitalized $5.3 million to the intangible asset related to the contingent consideration. The Company estimated the fair value of the contingent consideration using a Monte Carlo Simulation with the following assumptions at August 24, 2026: share price of $6.00, trigger price of $6.00, risk-free rate of $4.5%, volatility of 57%, and remaining term of 0.9 years. At September 30, 2026, the contingent consideration was revalued at $9.7 million, and the Company recorded a fair value loss of $4.4 million for the nine months ended September 30, 2026. The Company estimated the fair value of the contingent consideration using a Monte Carlo Simulation with the following assumptions at September 30, 2026: share price of $3.85, trigger price of $6.00, risk-free rate of $4.5%, volatility of 57%, and remaining term of 0.9 years.

On February 21, 2023, the Company acquired a 2.00% gross overriding royalty (the “NORI Royalty”) from Nauru Ocean Resources, Inc. ("NORI"), a wholly owned subsidiary of TMC the metals company Inc. ("TMC"). TMC has an option (the “First Royalty Repurchase Option”) to purchase 50% of the NORI Royalty between February 21, 2025 and February 21, 2030 by making a payment (the “First Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the First Repurchase Payment is made, would provide an agreed rate of return. If the First Royalty Repurchase Option is exercised and TMC is not in default of its payment obligations under the NORI Royalty, TMC has an option to purchase an additional 25% of the original NORI Royalty, exercisable between February 21, 2028 and February 21, 2033, by making a payment (the “Second Repurchase Payment”) to the Company in the amount that, when combined with the aggregate NORI Royalty payments received prior to the Second Repurchase Payment is made, would provide an agreed rate of return.

6.	Derivative Asset

	September 30, 2026	December 31, 2025
Balance, beginning of period	$—	$—
Mesabi revenue floor (note 5)	38,594,000	—
Change in fair value	1,456,000	—
Balance, end of period	$40,050,000	$—

The Company estimated the fair value of the revenue floor embedded derivative using a Monte Carlo Simulation with the following assumptions at September 30, 2026: starting pellet price of $126/dmt, total production of 160 million dmt, and remaining term of 23.3 years.

7.	Term Loan Facility

	ALSC Loan	MBL Loan	Total
As of January 1, 2025 and December 31, 2025	$—	$—	$—
Drawdown	44,559,585	25,000,000	69,559,585
Transaction costs and original issue discount	(2,421,349)	(1,346,163)	(3,767,512)
Accretion	455,633	308,258	763,891
Repayment	(44,559,585)	—	(44,559,585)
Warrants allocated to derivative liability	—	(1,168,201)	(1,168,201)
Transaction costs allocated to warrants	—	65,524	65,524
Write-off of unamortized transaction costs and discount	1,965,716	—	1,965,716
As of September 30, 2026	—	22,859,418	22,859,418
Less: current portion	—	—	—
Long-term portion	$—	$22,859,418	$22,859,418

(a)	ALSC Loan Agreement

On June 1, 2026, in connection with the Mesabi Royalty Transaction, the Company entered into a loan agreement with American Life & Security Corp. (the “ALSC Loan Agreement”) where the lender agreed to make available to the Company an aggregate principal amount of $51.8 million. The ALSC Loan Agreement has a senior secured term loan facility in the principal amount of $44.6 million (the “ALSC Term Loan Facility”) and a senior secured delayed draw term loan facility in the principal amount of $7.2 million (the “ALSC DDTL Facility”). The advances under the ALSC Term Loan Facility and ALSC DDTL Facility (together, the “ALSC Loan Facilities”) are subject to an original issue discount of 3.50%, and bear interest at an initial rate of 9.00% per annum, subject to scheduled increases over the term of the ALSC Loan Facilities. The Company is also required to pay a standby fee at a rate of 2.00% per annum on the average daily undrawn portion of the ALSC DDTL Facility. The ALSC Loan Facilities mature 36 months after the funding date, or June 1, 2029, and are secured by a first-priority security interest in substantially all of the Company’s assets, and a first-priority pledge of the equity interests of the Company’s subsidiaries.

On June 1, 2026, the Company drew the full $44.6 million principal available under the ALSC Term Loan Facility. After adjusting for the original issue discount (“OID”) of $1.6 million and financing costs of $0.9 million, the net proceeds from the ALSC Term Loan Facility were $42.1 million. The ALSC DDTL Facility remained undrawn until it was cancelled on August 24, 2026.

Except for scheduled amortization payments, any repayment of principal occurring on or before the 24-month anniversary of the June 1, 2026 closing date is subject to a prepayment fee equal to a prepayment multiple of 0.15 in year one and 0.30 in year two of the principal repaid, less interest and OID previously paid on that principal. If the principal amount is repaid in full on or before the 24-month anniversary, an additional fee applies, equal to the greater of zero and the amount by which the prepayment multiple applied to the original principal exceeds all OID, interest, and prepayment fees already paid.

The prepayment option is not clearly and closely related to the host contract. As a result, it is accounted for as an embedded derivative that is required to be separated from the loan and measured at fair value through profit or loss. As at June 1, 2026, the fair value of the prepayment option was nil.

On August 24, 2026, the ALSC Loan Facilities were repaid in full. The derivative liability associated with the prepayment fee was $4.1 million, which was recorded as a fair value loss on derivative instruments. The repayment of the ALSC Loan Facilities was accounted for as an extinguishment of financial liability. As a result, the difference between the carrying amount of the liability extinguished and the amount paid for the principal was recognized as a loss on debt extinguishment of $2.0 million.

(b)	MBL Credit Agreement

On August 24, 2026, the Company entered into a loan agreement with the guarantors party thereto, the lenders party thereto and Macquarie Bank Limited (“MBL”) as administrative agent and collateral agent, providing for a senior secured first lien term loan in an aggregate principal amount of $25.0 million (the “MBL Loan”), which was fully drawn at closing. The proceeds of the MBL Loan were used to fund a portion of the Additional Purchased Royalty, repay a portion of the ALSC Loan Facilities, and pay certain financing costs.

The MBL Loan bears interest at a rate per annum equal to Adjusted Term SOFR plus a margin of 4.00% and has a 24-month term, subject to a 12-month extension option. Prepayments are subject to a make-whole amount. The MBL Loan is guaranteed by the Company’s subsidiaries and secured on a first-priority basis by liens on substantially all of the assets of the Company and the guarantors, and ranks ahead of the Notes (note 8) under an intercreditor agreement dated August 24, 2026.

The prepayment option is not clearly and closely related to the host contract. As a result, it is accounted for as an embedded derivative that is required to be separated from the loan and measured at fair value through profit or loss. As at August 24, 2026 and September 30, 2026, the fair value of the prepayment option was nominal.

In connection with the MBL Credit Agreement, the Company issued 500,000 common share purchase warrants to MBL. Each warrant entitles the holder to purchase one common share at an exercise price of $8.66 per common share at any time prior to August 24, 2031, subject to customary anti-dilution adjustments, and may be exercised on a net basis. The warrants are classified as a derivative financial liability measured at FVTPL. The warrants had a fair value of $1.2 million on issuance, estimated using the Black-Scholes option pricing model with the following key inputs at August 24, 2026: share price of $6.00, risk-free rate of 4.36%, dividend yield of 0.0%, volatility of 51.0%, and remaining term of 5.0 years. The MBL Loan is a financial liability measured at amortized cost. Its initial carrying amount of $22.6 million is the $25.0 million principal less the fair value of the warrants and other directly attributable costs of $1.3 million. On September 30, 2026, the warrants were revalued at $0.5 million, and the Company recorded a fair value gain of $0.6 million for the three and nine months ended September 30, 2026.

The Company is required to comply with certain financial covenants which include: maintaining an interest coverage ratio of not less than 6.25:1.00 starting with the quarter ending December 31, 2027, and a minimum unrestricted cash balance of $5.0 million. As at September 30, 2026, the Company was in compliance with its financial covenants.

8.	Convertible Notes

Total
As of January 1, 2025 and December 31, 2025	$—
Drawdown	140,035,000
Transaction costs and original issue discount	(12,981,909)
Conversion feature allocated to derivative liability	(57,291,250)
Transaction costs allocated to conversion feature	2,575,377
Accretion	1,793,074
As of September 30, 2026	74,130,292
Less: current portion	—
Long-term portion	74,130,292

On August 24, 2026, concurrent with the closing of the Additional Purchased Royalty, the Company issued $140,035,000 aggregate principal amount of 8.00% Convertible Senior Secured Second Lien Notes due September 15, 2031 (the “Notes”) in a private placement at an issue price of 95% of principal, for gross proceeds of $133,033,250. The proceeds of the Notes were used to fund a portion of the Additional Purchased Royalty, repay a portion of the ALSC Loan Facilities, and pay certain financing costs.

The Notes bear interest at a rate of 8.00% per annum, consisting of (i) from the issue date to but excluding September 15, 2027, cash interest at a rate of 6.00% per annum and interest payable in kind (“PIK Interest”) at a rate of 2.00% per annum, (ii) from September 15, 2027 to but excluding September 15, 2028, cash interest at a rate of 7.00% per annum and PIK Interest at a rate of 1.00% per annum, and (iii) from and after September 15, 2028, cash interest at a rate of 8.00% per annum. PIK Interest is payable through an increase in the principal amount of the Notes or the issuance of additional Notes. Interest is payable semiannually in arrears on March 15 and September 15 of each year, beginning on March 15, 2027. The Notes will mature on September 15, 2031, unless earlier converted, redeemed or repurchased. The Notes are guaranteed by the Company’s subsidiaries and secured on a second-priority basis by liens on substantially all of the assets of the Company and the guarantors, and ranks junior to the MBL Loan (note 7) under an intercreditor agreement dated August 24, 2026.

At the holder’s option, the Notes are convertible into common shares at an initial conversion rate of 115.4401 common shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of approximately $8.66 per common share). Upon conversion, the Company will satisfy its conversion obligation in cash, common shares, or a combination of cash and common shares, at the Company’s election. The conversion rate is subject to customary antidilution adjustments.

On or after September 15, 2029, the Company may redeem all or a portion of the Notes at a redemption price equal to 112.5% of the principal amount of the Notes, or 107.5% of the principal amount if the redemption date occurs on or after September 15, 2030. These redemption features constitute embedded derivatives that are required to be separated from the Notes and measured at fair value.

The Notes are hybrid instruments. The host debt is a financial liability measured at amortized cost using the effective interest method. The conversion feature and redemption option are accounted for as embedded derivatives measured at FVTPL. At initial recognition, the conversion feature was measured at a fair value of $57.3 million, the redemption option had a fair value of $nil and the host liability was recognized at the residual value of $75.7 million. The fair value of the Notes conversion feature was determined based on the binomial lattice model and included the following key inputs at August 24, 2026: share price of $6.00, risk-free rate of 4.4%, dividend yield of 0.0%, volatility of 51.0%, remaining term of 5.0 years and credit spread of 19.5%. Transaction costs were allocated between the host and the embedded derivative in proportion to their initial carrying amounts; the portion allocated to the derivative liability was expensed and the portion allocated to the host liability is included in the effective interest rate. On September 30, 2026, the conversion feature was revalued at $29.0 million and the redemption feature was revalued at $nil.

The Company is required to comply with certain financial covenants which include: maintaining an interest coverage ratio of not less than 1.20:1.00 starting with the quarter ending December 31, 2027, and a minimum unrestricted cash balance of $5.0 million. As at September 30, 2026, the Company was in compliance with its financial covenants.

9.	Derivative liabilities

	ALSC Prepayment Option	MBL Warrants	Notes Conversion Feature	Total
As of January 1, 2025 and December 31, 2025	$—	$—	$—	$—
Additions	—	1,168,201	57,291,250	58,459,451
Settlement	(4,143,207)	—	—	(4,143,207)
Change in fair value	4,143,207	(642,338)	(28,263,250)	(24,762,381)
As of September 30, 2026	$—	$525,863	$29,028,000	$29,553,863

The fair value of the MBL warrant liability was determined based on the Black-Scholes option pricing model and included the following key inputs at September 30, 2026: share price of $3.85, risk-free rate of 5.0%, dividend yield of 0.0%, volatility of 51.0%, and remaining term of 4.9 years.

The fair value of the Notes conversion feature was determined based on the binomial lattice model and included the following key inputs at September 30, 2026: share price of $3.85, risk-free rate of 5.1%, dividend yield of 0.0%, volatility of 51.0%, remaining term of 5.0 years and credit spread of 19.6%.

10.	Shareholders’ equity

Standby Equity Purchase Agreement

In July 2025, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD. (“Yorkville”). Under the SEPA, upon the public listing of the Company’s shares and the close of the subscription receipt financing, Yorkville is committed to buying up to $100.0 million of the Company’s common shares during the 36 months following the effective date of the SEPA. The Company, at its sole discretion, has the right, but not the obligation, to sell to Yorkville common shares at 96% – 97% of market price. The obligation to purchase shares is limited by i) Yorkville’s ownership limitation of 4.99% of the common shares ii) the number of registered common shares of the Company, and iii) the shares issued under the SEPA cannot exceed 19.99% of the issued and outstanding common shares of the Company. As at September 30, 2026, there were no shares issued under the SEPA.

Common shares

On March 23, 2026, Nasdaq granted conditional approval to list the Company’s common shares under the symbol “TMCR”. As a result, the escrow release requirements related to the subscription receipts were met and 3,134,481 subscription receipts were automatically exchanged into common shares of the Company. Upon release of the proceeds from escrow, the Company received gross proceeds of $15.7 million and interest income of $0.2 million earned on the subscription receipts. The Company incurred issuance costs of $0.2 million in connection with the subscription receipt financing.

During the nine months ended September 30, 2026, the Company issued 1,066,068 shares to consultants of the Company for $5.5 million for past consulting services. Subsequently, on July 13, 2026, the Company granted Mr. Michael B. Hess, a director of the Company, an inducement bonus of $5.9 million, which was satisfied by awarding Mr. Hess 1,000,000 unrestricted stock awards. As a result, the Company issued 1,000,000 common shares of the Company to Mr. Hess. The Company recorded share-based compensation expense of $11.5 million for the nine months ended September 30, 2026 related to these share issuances.

On June 3, 2026, the Company issued 77,889 common shares to Yorkville at $12.84 per share as consideration for the commitment fees payable under the SEPA. The Company recorded share-based compensation expense of $1.0 million related to this share issuance.

On May 19, 2026, the Company issued 139,664 common shares in connection with the vesting of performance share units (note 11).

On June 1, 2026, concurrent with the closing of the Mesabi Royalty Transaction, the Company issued and sold 6,164,141 common shares in a private placement to certain institutional and accredited investors at $13.00 per common share for aggregate gross proceeds of approximately $80.1 million (the “PIPE Financing”). The Company incurred issuance costs of $5.9 million in connection with the PIPE Financing. In addition, the Company issued 576,923 common shares at $13.00 per common share to Ironclad Royalties LLC to satisfy the share consideration payable of $7.5 million under the Mesabi Royalty Transaction (note 5).

On August 24, 2026, the Company issued 4,365,079 Consideration Shares to Mesabi as partial consideration for the Additional Purchased Royalty (note 5). Although the Consideration Shares have a reference price of $6.30 per common share, under IFRS, the shares were recorded based on the August 24, 2026 closing price of $6.00 per common share.

11.	Share-based compensation

Stock options

The following table summarizes the stock option activity for the nine months ended September 30, 2026:

	Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (In Years)
Outstanding as of January 1, 2025	3,950,000	$0.65	7.40
Granted	872,250	5.00	9.12
Exercised	(3,950,000)	0.65	7.40
Outstanding as of December 31, 2025	872,250	$5.00	9.12
Granted	1,003,750	5.93	9.79
Outstanding as of September 30, 2026	1,876,000	$5.50	9.48
Exercisable as of September 30, 2026	—	$—	—

The fair value of stock options granted during the nine months ended September 30, 2026 was $3.3 million based on a fair value of $3.31 per stock option on the grant date based on the following weighted-average assumptions:

Nine months ended September 30, 2026
Common share price	$5.93
Risk-free interest rate	4.4%
Expected dividend yield	0.0%
Expected term (in years)	6.3
Expected volatility	52.5%
Forfeiture rate	0.0%

The Company recognized share-based compensation expense related to stock options for the three and nine months ended September 30, 2026 of $0.7 million and $1.3 million, respectively (2025 – $nil and $40 thousand, respectively).

RSUs

The following table summarizes the RSU activity for the nine months ended September 30, 2026:

	RSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	909,750	5.00
Outstanding as of December 31, 2025	909,750	$5.00
Granted	3,750	5.93
Outstanding as of September 30, 2026	913,500	$5.00
Exercisable as of September 30, 2026	—	$—

The Company recognized share-based compensation expense related to RSUs for the three and nine months ended September 30, 2026 of $0.6 million and $2.0 million, respectively (2025 - $nil).

PSUs

The following table summarizes the PSU activity for the nine months ended September 30, 2026:

	PSUs	Weighted Average Grant Date Fair Value
Outstanding as of January 1, 2025	—	$—
Granted	659,250	2.83
Outstanding as of December 31, 2025	659,250	$2.83
Granted	4,000,000	0.92
Vested	(164,812)	(2.83)
Outstanding as of September 30, 2026	4,494,438	$1.13
Exercisable as of September 30, 2026	—	$—

On March 19, 2026, the Company’s shareholders approved the CEO Performance Plan to award 3,000,000 performance share units (“PSUs”) to the Company’s CEO. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to the CEO’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. PSUs that vest will be settled in either common shares or cash, at the Company’s discretion. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. The fair value of PSUs granted under the CEO Performance Plan was $2.4 million based on a fair value of $0.80 per PSU. The Company estimated the fair value of these PSUs using a Monte Carlo Simulation.

On July 13, 2026, the Company issued 1,000,000 PSUs and 1,000,000 options under the Company’s long-term incentive plan (“LTIP”) to Mr. Michael B. Hess, Director and Non-Executive Co-Chairman of the Company. The PSUs vest upon achieving specific stock price thresholds of $30, $40, and $50 per share, measured based on a 20-trading day average closing price during a five-year performance period. Subject to Mr. Hess’s continued service with the Company, one-third of the PSUs vest on achievement of $30 per share, one-third of the PSUs vest on achievement of $40 per share and the final one-third of the PSUs vest on achievement of $50 per share. Any common shares issued in settlement will be subject to a holding restriction through the end of the five-year performance period. The fair value of PSUs granted to Mr. Hess was $1.3 million based on a fair value of $1.28 per PSU. The Company estimated the fair value of these PSUs using a Monte Carlo Simulation.

The Company recognized share-based compensation expense related to PSUs for the three and nine months ended September 30, 2026 of $0.1 million and $1.3 million, respectively (2025 - $nil).

12.	Financial risk management

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the nine months ended September 30, 2026, with the exception of the items arising from the Company’s long-term debt facilities, as described below.

(a)	Credit risk:

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument and the potential for loss due to the failure of a borrower to repay a loan. Credit risk arises predominantly with respect to the Company’s cash and receivables. As of September 30, 2026, the Company’s maximum credit risk exposure is represented by the respective carrying amounts of the financial assets in the statement of financial position. The Company maintains its cash in a high-quality financial institution and closely monitors its royalty receivable balances.

(b)	Liquidity risk:

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands, including debt service payments. The Company manages its exposure to liquidity risk through prudent management of its statement of financial position, including maintaining sufficient cash balances. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

The Company expects to meet its future financing requirements, including repayment of the MBL Loan and Notes, by refinancing maturing debt and the issuance of equity when considered appropriate, including the issuance of common shares under the SEPA, once the registration is effective. If the Company fails to make or renegotiate interest or principal payments, comply with its financial covenants, or issue additional equity or debt when required, the Company’s financial condition and results of operations could be materially adversely affected.

(c)	Commodity price risk:

Commodity price risk is the risk the Company will encounter fluctuations in its future royalty production revenue and Mesabi derivative asset with changes in commodity prices. Commodity prices for metals and minerals are influenced by global and regional factors, including levels of supply and demand, weather, and geopolitical factors. The Company does not hedge its commodity price risk.

(d)	Foreign currency risk:

Although the Company reports its financial results in United States dollars, certain expenses and potential future investments related to its royalty interests may be denominated in foreign currencies. As a result, the Company is subject to fluctuations in exchange rates, which could impact the value of its royalty revenues, operating costs, and investment returns. The Company does not currently engage in hedging activities or enter into derivative contracts to mitigate this exposure. Accordingly, adverse movements in foreign exchange rates could materially affect the Company’s financial condition and results of operations.

(e)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Because the Notes bear interest at fixed interest rates, the Company’s cash flows on the Notes are not directly exposed to fluctuations in market interest rates. The Company is exposed to cash flow interest rate risk on the MBL Loan, as it is a floating rate loan.

(f)	Equity price risk:

Equity price risk is the risk that the fair value or future cash flows of financial instruments will fluctuate because of changes in the Company’s share price. The fair values of the Company’s contingent consideration, warrants, and conversion feature on the Notes are susceptible to equity price risk arising from uncertainties in future prices.

(g)	Capital risk management:

The Company’s primary objective when managing capital is to provide a sustainable return to shareholders through managing and growing the Company’s resource asset portfolio while ensuring capital protection. The Company defines capital as its cash and its outstanding debt, which is managed by the Company’s management subject to approved policies and limits by the Board of Directors.

The Company is subject to financial covenants under the MBL Credit Agreement and the Notes. As of September 30, 2026, the Company had cash totaling $10.6 million, and was in compliance with its financial covenants.

13.	Related Party Disclosures

In addition to information disclosed elsewhere in these consolidated financial statements, the Company had the following related party transactions:

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

The remuneration of the directors and other members of key management personnel during the three and nine months ended September 30, 2026 and 2025 was as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Cash compensation	$446,019	$227,253	$1,371,813	$373,086
Stock-based compensation	7,177,490	—	8,881,680	18,598
	$7,623,509	$227,253	$10,253,493	$391,684

Certain directors and officers subscribed for and purchased 213,847 common shares in connection with the PIPE Financing on substantially the same terms, including the same per-share purchase price of $13.00 as the other investors, for a total subscription price of $2.8 million. TMC subscribed for and purchased 76,923 common shares in connection with the PIPE Financing for a total subscription price of $1.0 million. The Company’s Co-Chair and CEO subscribed for $867,000 of principal amount of Notes.

As at September 30, 2026, the Company had a related party receivable balance from certain key management personnel of $nil (December 31, 2025 - $54 thousand).

14.	General and administrative expenses

The Company’s general and administrative expenses incurred for the three and nine months ended September 30, 2026 and 2025 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Direct listing expenses	$—	$1,627,108	$3,012,466	$1,627,108
Salaries and benefits	773,316	286,188	2,471,877	482,183
Office and administrative expenses	598,459	155,243	1,843,450	252,954
Legal and accounting expenses	427,968	45,685	1,422,323	63,858
Consulting fees	28,612	45,250	206,252	56,084
Insurance and regulatory expense	360,903	6,872	515,884	20,801
	$2,189,258	$2,166,346	$9,472,252	$2,502,988

15.	Finance costs / (income), net

The Company’s finance costs / (income) incurred for the three and nine months ended September 30, 2026 and 2025 are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Interest expense on long-term debt	$3,016,128	$—	$3,538,110	$—
Transaction costs allocated to derivative liabilities	2,640,901	—	2,640,901	—
Loss on debt extinguishment (note 7)	2,039,554	—	2,039,554	—
Interest income	(45,376)	(49,312)	(598,854)	(77,089)
	$7,651,207	$(49,312)	$7,619,711	$(77,089)

16.	Segment reporting

The Company had two reportable operating segments, Metals and Minerals and Oil and Gas. These operating segments represent components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for purposes of assessing performance. For the three and nine months ended September 30, 2025, revenue, cost of sales and gross profit (loss) were derived solely from the Oil and Gas segment, which consists entirely of assets located in Colombia. The Oil and Gas segment was classified as discontinued operations effective September 2025 (see note 1 and note 17).

Royalty and streaming interests as of September 30, 2026 and December 31, 2025 related to Metals and Minerals are presented by geographic area based on the location of the operations giving rise to the royalty or streaming interest.

	September 30, 2026	December 31, 2025
United States	$231,408,359	$—
Pacific Ocean	14,081,250	14,081,250
Total royalty and streaming interests	$245,489,609	$14,081,250

Continuing operations consisting of the Metals and Minerals segment had no revenues, operating expenses or gross profit for the three and nine months ended September 30, 2026 and 2025.

Reconciliation of segment gross profit

Operating expenses and interest income are not allocated to individual segments as these are managed on an overall Company basis. The reconciliation between reportable segment gross profit to the Company’s net loss before tax is as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Gross profit	$—	$—	$—	$—
General and administrative expenses	(2,189,258)	(2,166,346)	(9,472,252)	(2,502,988)
Share-based compensation expenses	(7,477,908)	—	(17,060,169)	(39,931)
Finance income / (costs), net	(7,651,207)	49,312	(7,619,711)	77,089
Fair value gain on derivative instruments	21,797,381	—	21,797,381	—
Income / (loss) from continuing operations before recovery of income taxes	$4,479,008	$(2,117,034)	$(12,354,751)	$(2,465,830)

17.	Discontinued operations

On December 18, 2025, the Company completed the Spin-Out. Net income from discontinued operations of the Oil and Gas business consists of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Revenue
Royalty income	$—	$294,726	$—	$820,556
Cost of Sales
Depletion	—	(44,068)	—	(156,908)
Recovery of income taxes	—	67,593	—	67,593
Net income from discontinued operations	$—	$318,251	$—	$731,241

18.	Fair value of financial instruments

The carrying values of the Company’s financial instruments as at September 30, 2026 by category are as follows:

	Amortized cost	FVTPL	Total
Financial Assets
Cash	$10,623,939	$—	$10,623,939
Derivative asset	—	40,050,000	40,050,000
Financial Liabilities
Accounts payable and accrued liabilities	2,024,730	—	2,024,730
Contingent consideration	—	9,746,000	9,746,000
Derivative liabilities	—	29,553,863	29,553,863
Term loan facility	22,859,418	—	22,859,418
Convertible notes	74,130,292	—	74,130,292

The Company must classify fair value measurements according to a hierarchy that reflects the significance of the inputs used in performing such measurements. The Company’s fair value hierarchy comprises the following levels:

•	Level 1 – quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•	Level 2 – pricing inputs are other than quoted in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date.

•	Level 3 – valuations in this level are those with inputs for the asset or liability that are not based on observable data.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Level 1	Level 2	Level 3	Total
Financial Assets
Derivative asset	$—	$—	$40,050,000	$40,050,000
Financial Liabilities
Contingent consideration	—	—	9,746,000	9,746,000
Derivative liabilities	—	—	29,553,863	29,553,863

There were no transfers between fair value measurement hierarchy levels during the three and nine months ended September 30, 2026.